[On Bryan Cave LLP Letterhead]

January 15, 2016

Via EDGAR and Email

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	Nicolet Bankshares, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed December 30, 2015
File No. 333-208192

Ladies and Gentlemen:

On behalf of our client, Nicolet Bankshares, Inc. (“Nicolet”), we are responding to the comments received from your office by letter dated January 8, 2016 with respect to the above-referenced Registration Statement on Form S-4. We have restated and responded to each of your comments below. Capitalized terms used in this letter have the meanings ascribed to them in the Registration Statement. All page references (excluding those in the headings and the staff’s comments) refer to pages of the marked copy of Amendment No. 2 to Registration Statement on Form S-4, which is being filed concurrently and reflects Nicolet’s responses to your comments.

Pro Forma Condensed Statements of Income (Unaudited), page 13

1.	We note disclosure in footnote five on page 14 that you have included within the pro forma adjustment to the “Other expense” line item amounts related to “cost savings as a result of merger.” Please tell us and revise your filing to describe these cost savings in further detail by providing both qualitative and quantitative information included in the pro forma adjustment for each of the periods presented. Please also tell us how you determined that these cost savings were directly attributable to the merger, expected to have continuing impact, and are factually supportable pursuant to Rule 11-02(b)(6) of Regulation S-X.

Response: Nicolet respectfully advises the Staff that it has revised the disclosure on pages 9, 13 and 14 in response to this comment to eliminate the pro forma adjustment related to “cost savings as a result of the merger” in light of the requirements of Rule 11-02(b)(6) of Regulation S-X.

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Robert D. Klingler, Esq. | Direct Line (404) 572-6810 | Direct Fax (404) 420-0810 | robert.klingler@bryancave.com

Securities and Exchange Commission

January 15, 2016

Thank you for your consideration of our responses to your comments. If you have any questions, or if we can be of further assistance to you in the review process, please call me at (404) 572-6810. My fax number is (404) 420-0810.

Sincerely,

/s/ Robert D. Klingler

Robert D. Klingler

Robert D. Klingler, Esq. | Direct Line (404) 572-6810 | Direct Fax (404) 420-0810 | robert.klingler@bryancave.com